Exhibit 99.1

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025

(US$, except share data and per share data, or otherwise noted)

	March 31, 2026	September 30, 2025
	US$	US$
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	306,941	4,754,522

Restricted cash	338,712	338,712
Accounts receivable, net of credit loss allowance of $nil and $nil	133,415	492,897
Other receivable	1,701,385	2,131,402
Prepaid expenses	1,517,070	590,443
Other prepaid for events	7,200,023	7,500,023
Inventory	43,248	46,381
Income tax receivable	450,000	450,000
Total current assets	11,690,794	16,304,380
Non-current assets
Property and equipment, net	357,910	433,677
Intangible assets	4,130,211	4,243,423
Right-of-use assets	2,087,637	2,141,754
Goodwill	2,652,772	2,652,772
Total assets	20,919,324	25,776,006

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	3,014,128	1,952,161
Loan payable	59,956	-
Income tax payable	4,074	4,074
Due to related party	140,000	140,000
Lease liabilities – current	629,693	752,429
Deferred revenue	2,257,873	6,042,639
Total current liabilities	6,105,724	8,891,303
Non-current liabilities
Loan payable	-	409,956
Lease liabilities – non current	1,698,150	1,582,108
Deferred income tax liabilities	584,524	472,942
Total liabilities	8,388,398	11,356,309

Shareholders’ equity
Common shares, US$0.0256 par value, 60,625,000 ordinary shares and 625,000 preferred shares authorized, 1,496,623 and 1,462,271 Ordinary shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively*	38,010	37,137
Additional paid-in capital	27,466,043	26,207,879
Accumulated Deficit	(20,217,930)	(17,387,799)
Accumulated other comprehensive loss	(36,275)	(49,545)
Total shareholders’ equity	7,249,848	8,807,672

Non-controlling interests	5,281,078	5,612,025
Total equity	12,530,926	14,419,697
Total liabilities and equity	20,919,324	25,776,006

*	All share and per share information presented herein has been retroactively adjusted to give effect to the reverse stock split effected on February 17, 2026.

See accompanying notes to condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(US$, except share data and per share data, or otherwise noted)

	March 31, 2026	March 31, 2025
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	6,270,951	5,367,405
Costs of services	2,638,887	1,951,235

Gross profit	3,632,064	3,416,170

Operating costs and expenses:
Selling expenses	997,560	869,378
General and administrative	5,083,391	4,509,893
Total operating costs and expenses	6,080,951	5,379,271

Loss from operations	(2,448,887)	(1,963,101)

Other (income) expenses:
Other (income) expenses	606,857	(1,890,840)
Interest income	(6,248)	(2,673)
Total other (income) expenses	600,609	(1,893,513)

Loss before provision for income taxes	(3,049,496)	(69,588)

Current income tax expense	-	8,570
Deferred income tax expense	111,582	78,001
Income taxes expense	111,582	86,571

Net loss	(3,161,078)	(156,159)
Net income (loss) attributable to non-controlling interest	(330,947)	75,783
Net loss attributable to common stockholders	(2,830,131)	(231,942)
Unrealized foreign currency translation adjustment	13,270	(18,844)
Comprehensive loss	(3,147,808)	(175,003)

Basic & diluted net loss per share*	(1.92)	(0.28)

Weighted average number of ordinary shares-basic and diluted*	1,470,812	827,060

*	All share and per share information presented herein has been retroactively adjusted to give effect to the reverse stock split effected on February 17, 2026.

See accompanying notes to condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(US$, except share data and per share data, or otherwise noted)

	Common shares*	Common shares amount	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total equity
Balance as of September 30, 2024	819,573	20,814	20,142,071	(14,958,678)	(35,803)	5,709,517	10,877,921
Net loss	-	-	-	(231,942)	-	75,783	(156,159)
Share-based compensation – common shares	30,938	786	421,354	-	-	-	422,140
Share-based compensation – stock options	-	-	8,216	-	-	-	8,216
Currency translation adjustment	-	-	-	-	(18,844)	-	(18,844)
Balance as of March 31, 2025 (Unaudited)	850,511	21,600	20,571,641	(15,190,620)	(54,647)	5,785,300	11,133,274

Balance as of September 30, 2025	1,462,271	37,137	26,207,879	(17,387,799)	(49,545)	5,612,025	14,419,697
Net loss	-	-	-	(2,830,131)	-	(330,947)	(3,161,078)
Rounding from the 16:1 reverse split	(23)	-	-	-	-	-
Share-based compensation – common shares	34,375	873	245,527	-	-	-	246,400
Share-based compensation – stock options	-	-	1,012,637	-	-	-	1,012,637
Currency translation adjustment	-	-	-	-	13,270	-	13,270
Balance as of March 31, 2026 (Unaudited)	1,496,623	38,010	27,466,043	(20,217,930)	(36,275)	5,281,078	12,530,926

*	All share and per share information presented herein has been retroactively adjusted to give effect to the reverse stock split effected on February 17, 2026.

The accompanying notes form an integral part of these condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(US$, except share data and per share data, or otherwise noted)

	March 31,	March 31,
	2026	2025
	US$	US$
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net loss	(3,161,078)	(156,159)
Adjustments for items not affecting cash:
Depreciation and amortization	205,953	201,635
Share-based compensation	1,259,037	430,356
Net gain from disposal of fixed assets	-	(665,389)
Gain from settlement of student-deposit refunds with Renda	-	(1,200,000)
Impairment loss on football match	600,000	-
Deferred income tax expense	111,582	78,001
Changes in operating assets and liabilities
Accounts receivable and other receivable	789,499	(85,400)
Prepaid expenses	(926,627)	751,507
Operating lease – lease liabilities and right of use assets	47,421	90,190
Inventory	3,133	3,739
Accounts payable & accrued liabilities	761,967	1,238,366
Deferred revenue	(3,784,766)	(3,338,565)
Income tax receivable	-	356,862
Net cash used in operating activities	(4,093,879)	(2,294,857)
Cash Flows from Investing Activities:
Purchase of property and equipment	(16,974)	-
Proceeds from sale of fixed assets	-	1,498,000
Net cash (used in) provided from investing activities	(16,974)	1,498,000

Cash Flows from Financing Activities:
Loan repayment to third party	(350,000)	-
Net cash used in financing activities	(350,000)	-

Effect of exchange rate changes on cash and cash equivalents	13,272	(18,844)
Net decrease in cash, cash equivalents	(4,447,581)	(815,701)
Cash and cash equivalents and restricted cash, beginning of year	5,093,234	1,488,754
Cash and cash equivalents and restricted cash, end of period	645,653	673,053

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Non-cash investing activities - modification of operating lease right-of-use asset	18,814	-
Non-cash investing activities - modification of operating lease obligation	18,814	-
Non-cash investing activities – acquisition of operating lease right-of-used assets	347,970	-
Non-cash investing activities – assumption of operating lease obligation	347,970	-

See accompanying notes to condensed consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities and going concern

The Company was incorporated in the British Virgin Island (“BVI”) on December 13, 2017. The Company principally engages in the business of foreign language education and university education. The Company’s revenue is primarily derived from tuition and academic programs, collaborative education services, student accommodation and other related services, and application and advisory services.

Liquidity and Capital Resources

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of March 31, 2026, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. As of March 31, 2026, the Company had an accumulated deficit of $20,217,930 and a negative operating cash flow of $4,093, 879.

Management has developed a plan to address these concerns, which includes the following actions:

●	Cost reduction initiatives: The Company plans to implement some cost-cutting measures, including reductions in discretionary spending and recruitment fees for the new programs.

●	Equity financing: The Company is actively seeking additional equity financing to fund operations and meet its obligations. On May 6, 2026, the Company consummated pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) an offering with certain accredited investors for the sale by the Company of (i) 150,000 ordinary shares of the Company, par value $0.0256 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to an aggregate of 600,000 Ordinary Shares (the “Warrants”). The private placement offering generated gross cash proceeds of $0.6 million.

●	New university programs: The Company is exploring strategic partnerships of foundational programs with more universities to introduce more educational programs that are awaiting approvals from Higher Learning Commission. These new programs will increase sources of revenues for the Company.

While management believes that these plans are feasible, there is no assurance that these actions will be successful in mitigating the substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient financing or generate adequate cash flows from operations, it may be required to curtail or cease operations, seek protection under applicable bankruptcy laws, or pursue other strategic alternatives.

The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of significant accounting policies

Basis of presentation

The condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries as of March 31, 2026. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

In the opinion of the Company’s management, the condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these condensed consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the use of management estimates. These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s annual consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the fiscal year ended September 30, 2025 (the “2025 Form 20-F”).

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
EpicQuest Education Group International Limited (the “Company” or “EpicQuest”) (formerly Elite Education International Co. Ltd.)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Quest International Education Center LLC (“QIE”) (formerly Miami International Education Center LLC)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US
Highrim Holding International Limited (“HHI”)	Investing holding	100%	July 9, 2021	BC, Canada
Davisu Canada Inc. (“DC” or “EduGlobal College”)	Academic services for college and university applications	100%	April 18, 2008	BC, Canada
Ameri-Can Education Group Corp. (“Ameri-Can”)	Education services	70%	November 17, 2019	Ohio, US
Study Up Center, LLC (“SUPC”)	Student education assistance	100%	April 27, 2022	Ohio, US
Davis University (“DU”)	Education services	70%	1858	Ohio, US
Skyward Holding International Limited (“Skyward”)	Investment holding	100%	June 13, 2023	MB, Canada
Gilmore INV LLC (“Gilmore”)	Investment holding	100%	November 17, 2023	Ohio, US
SouthGilmore LLC (“SouthGilmore”)	Sporting	40%	November 20, 2023	Ohio, US

Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant items subject to estimates include the recoverable amounts of goodwill and indefinite-lived intangible assets, the useful lives of long-lived assets, finite-lived intangible assets, share-based compensation and the recoverability of prepaid for soccer games.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The US$ is the functional currency of the Company and its subsidiaries of QHI, QIE, HHI, Ameri-Can, SUPC, DU, Skyward, Gilmore and SouthGilmore. The Canadian dollar (“C$”) is the functional currency of the Company’s subsidiary of DC.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the condensed consolidated statements of operations and comprehensive loss.

The assets and liabilities of the Company’s subsidiary in the C$, which is DC, are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the condensed consolidated statements of operations and comprehensive loss in accordance with ASC 220. The following are the exchange rates that were used in translating DC’s financial statements into the condensed consolidated financial statements:

	March 31, 2026	March 31, 2025

Period-end spot rate	US$1=C$ 1.3953	US$1=C$ 1.4379
Average rate for six months period	US$1=C$ 1.3828	US$1=C$ 1.4168

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and other receivable. As of March 31, 2026 and September 30, 2025, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US and Canada.

The trades receivable related to third party are primarily from the 3+0 program. The outstanding balance will be charged into expenses when the third party provided the consulting and agency services to the Company. The Company has a significant other receivable balance as the Company’s business partners in China, Beijing Renda Financial Education Technology Co., Ltd. and Wenfeng Shenghe Study Abroad Co. Ltd. collect some of the student tuition fees on behalf of DU and DC, and other receivable balance can be settled with the service charged by them. Therefore, there was no significant concentration risk and credit risk for the Company as at March 31, 2026.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents the cash that is held by the Department of Education on behalf of DU in order to meet the financial protection requirement for change of ownership of DU. This amount represents 25% of the Title IV, Higher Education Act (“HEA”) program funds received by DU during its most recently completed fiscal year and has not been subsequently remeasured.

Revenue recognition

ASC 606 provides for a five-step model for recognizing revenue from contracts with customers. These five steps include:

(i)	Identify the contract

(ii)	Identify performance obligations

(iii)	Determine transaction price

(iv)	Allocate transaction price

(v)	Recognize revenue

Under ASC 606, revenue is recognized when the customer obtains control of a good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company’s revenue streams contain the following services and performance obligations offered through the subsidiaries of DC, QHI or DU:

Programs offered through DC

●	English education programs

●	Master certificate programs

●	Student accommodation and other related services

●	Application service

Programs offered through QHI

●	English education programs

●	Student accommodation and other related services

Professional education and training programs offered through DU

●	University education programs

●	Post-education training programs

●	Collaboration education services provided to non-U.S. colleges

●	Student accommodation and other related services

●	Professional career training programs

The Company’s primary revenue streams and their respective accounting treatments are as follows:

i.	Tuition and Academic Programs

The Company provides various academic instruction, university preparation, and career training services to students, including English education programs, Master certificate programs, university education programs, post-second training programs, and professional career training programs. Each enrollment agreement is accounted for as a single performance obligation to provide a series of distinct instructional services. As the students simultaneously receive and consume the benefits provided by the Company’s performance as the services are rendered, the Company recognizes revenue over time using the straight-line method over the duration of the academic. The Company has determined that it acts as the principal for all service performance obligations, as it controls the pricing of the specified services, manages the significant aspects of the service delivery process, and assumes the risks of loss related to service delivery and collection. Accordingly, revenue from these services is presented on a gross basis in the condensed consolidated statements of operations and comprehensive loss.

ii.	Collaborative Education Services

The Company provides curriculum design, operational support, and instructional guidance to institutional partners. These services are accounted for as a single performance obligation satisfied over time during the period the collaborative support is rendered.

iii.	Student Accommodation and other related Services

Revenue from student accommodation and academic support is recognized over time as the students simultaneously receive and consume the benefits throughout the residency or service period. The Company identifies the provision of boarding facilities and related support as distinct performance obligations satisfied over the contracted period. The Company has determined that it acts as the principal for all service performance obligations, as it controls the pricing of the specified services, manages the significant aspects of the service delivery process, and assumes the risks of loss related to service delivery and collection. Accordingly, revenue from these services is presented on a gross basis in the condensed consolidated statements of operations and comprehensive loss.

iv.	Application and Advisory Services

The Company provides specialized application services for students, including initial consulting, material preparation, and application submission. The Company identifies these services as a single performance obligation because the individual activities are highly interrelated and represent a combined output. The Company recognizes revenue over time as the benefits of the advisory services are simultaneously received and consumed by the student throughout the service lifecycle. Revenue is recognized over the estimated service period, typically one year, representing the typical application cycle from consultation to the completion of the application process.

Funds received from students prior to provision of our education services are recognized as deferred revenue. The deferred revenue is subsequently released into revenue once the registered semester starts and is released using straight-line method based on the semester period, which is generally three months. The release of the deferred revenue is to match the timing of the cost of our services, which is generally also based on the semester term or service period.

Costs of services

Costs of services for all our education programs are primarily comprised of the tuition fees paid to our partnered education institutions and salary expenses for our instructors and employees involved in the provisions of the services. These fees are charged into costs of services when such fees are incurred based on semester terms in direct relation to the education programs.

General and administrative expenses

General and administrative expenses primarily consist of depreciation expenses, office expenses, professional fees, office space rental expenses, repairs and maintenance, salary and benefits, management service fee, stock-based compensation, sundry costs, and vehicle expenses.

Selling expense

The Company’s selling expenses primarily relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its foreign language education programs, as well as academic and professional training programs.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, due to related party, loan payable, income tax payable and lease liabilities. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, income tax payable and due to related party approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company did not have transfers of financial instruments between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2026 and September 30, 2025.

Property and equipment

Property and equipment are recorded at cost, less accumulated, depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rates of these assets are generally as follows:

Category	Depreciation years	Estimated residual value
Machinery & equipment	3	$Nil
Vehicles	5	$Nil
Furniture and fixtures	7	$Nil
Software	5	$Nil
Leasehold improvement	Lesser of lease term or economic life	$Nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the condensed consolidated statements of operations and comprehensive loss.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all expenditures that are directly attributable to the acquisition or development of the asset, net of any amounts received in relation to those assets.

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are:

Asset	Basis	Rate / term
University relationship	Straight-line	10 years
Education license/certificate	Straight-line	5 years
In-process course curriculum	Straight-line	5 years
Accreditations and licensing	n/a	Indefinite life
Accredited curriculum	Straight-line	10 years
Articulation agreement	Straight-line	5 years
Brand related assets	n/a	Indefinite life

Leases

The Company determines if an arrangement is a lease at inception. The Company may have lease agreements with lease and non-lease components, which are generally accounted for separately. Leases are classified as either operating leases or finance leases pursuant to ASC 842.

i)	Operating leases

Operating leases are recognized as right-of-use assets (“ROU”) in non-current assets and lease liabilities in non-current liabilities in the condensed consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses and cost of sales.

Impairment of long-lived and indefinite-lived assets

Long-lived assets, comprised of property and equipment, ROU assets, and intangible assets subject to amortization, are assessed for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. For the purpose of impairment testing, long-lived assets are grouped and tested for recoverability at the lowest level that generates independent cash flows. An impairment loss is recognized when the carrying value of the assets or asset groups is greater than the future projected undiscounted cash flows. The impairment loss is calculated as the excess of the carrying value over the fair value of the asset or asset group. Fair value is based on valuation techniques or third party appraisals. Significant estimates and judgments are applied in determining these cash flows and fair values.

Indefinite-lived intangible assets are tested annually for impairment as of September 30, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the fair value is less than its carrying value, a quantitative impairment test is not required. Where a quantitative impairment test is required, the procedure is to compare the indefinite-lived intangible asset’s fair value with its carrying amount. An impairment loss is recognized as the difference between the indefinite-lived intangible asset’s carrying amount and its fair value.

Under qualitative assessment, there were no impairment losses for the six months ended March 31, 2026 and 2025.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to the assets acquired and liabilities assumed in a business combination.

Goodwill is not amortized, but it is tested annually for impairment at the reporting unit level as of September 30, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment of a reporting unit to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the reporting unit to which goodwill belongs is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the reporting unit’s fair value is less than its carrying value, a quantitative impairment test is not required.

If a quantitative impairment test is required, the procedure is to identify potential impairment by comparing the reporting unit’s fair value with its carrying amount, including goodwill. The reporting unit’s fair value is determined using various valuation approaches and techniques that involve assumptions based on what the Company believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. An impairment loss is recognized as the difference between the reporting unit’s carrying amount and its fair value. If the difference between the reporting units carrying amount and fair value is greater than the amount of goodwill allocated to the reporting unit, the impairment loss is restricted by the amount of the goodwill allocated to the reporting unit.

As of March 31, 2026, the Company performed a qualitative assessment for its goodwill under DC’s operation and concluded that there were no indicators of impairment. As of September 30, 2025, the Company performed a quantitative assessment for its goodwill under DC’s operation and concluded that there were no indicators of impairment.

As of March 31, 2026, the Company performed a qualitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment. As of September 30, 2025, the Company performed a quantitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the condensed consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operation and comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Defined contribution plans

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

Stock-Based Compensation

The measure stock-based awards at fair value on the date of the grant and expense the awards in condensed consolidated statements of operations and comprehensive loss over the requisite service period of employees or consultants. The fair value of stock options is determined using the Black-Scholes valuation model. The fair value of stock-based awards is determined using the share price of the Company at the date of grant. Stock-based compensation expense related to all stock-based awards, including stock option, is recognized over the requisite service period on a straight-line basis. The amount of stock-based compensation expense recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. Forfeitures are accounted for as they occur.

Recently adopted accounting standards

ASU 2023-07: In November 2023, the FASB issued ASU 2023-07 for Segment Reporting (Topic 280): The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update:

1.	Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”).

2.	Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss.

3.	Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods.

4.	Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources.

5.	Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

6.	Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the new standards for the year ended September 30, 2025.

ASU 2024-02: In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements.” This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements, and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance) . The Company adopted this new standard during the year ended September 30, 2025.

Recently issued accounting standards

ASU 2023-09: In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this ASU on its condensed consolidated financial statement disclosures.

ASU 2024-03: In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires public business entities to disclose, in the notes to the financial statements, disaggregated information about certain expense categories included within relevant income statement expense captions. The amendments do not change the recognition or measurement of expenses presented on the face of the income statement.

The ASU is effective for the Company for annual reporting periods beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this ASU on its condensed consolidated financial statement disclosures.

ASU 2025-05: In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company is currently evaluating the impact of the adoption of this ASU on its condensed consolidated financial statement disclosures.

ASU 2025-06: On September 18, 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

3. Prepaid Expenses and Other prepaid for events

Prepaid expenses consist of the following:

	March 31, 2026	September 30, 2025
	US$	US$
Prepaid fees to Renda	1,087,760	81,359
Prepaid insurance	4,166	13,437
Other prepaid expenses	82,087	38,358
Prepaid tuition fees to Shanghai Jiao Tong University	115,350	-
Prepaid fees to Guangzhou Zhonghong Hean	50,411	67,215
Prepaid Jishi Holdings	111,049	386,341
Prepaid ESHY Edu	36,146	3,733
Prepaid IvyPlan Education Consulting	30,101	-
Total	1,517,070	590,443

Prepaid fees to Renda represent the fees that the Company prepaid to Beijing Renda Finance and Education Technology Co., Ltd (“Renda”) for services have yet to be provided by Renda. The prepaid fees will be recognized into general and administrative expense when such fees are incurred based on the actual costs incurred by Renda on behalf of the Company’s business partners in China, Beijing Renda Financial Education Technology Co., Ltd. and Wenfeng Shenghe Study Abroad Co. Ltd..

Prepaid tuition fees to Shanghai Jiao Tong University represent the fees that the Company prepaid to Shanghai Jiao Tong University for services have yet to be provided. The prepaid fees will be recognized into costs of services when such fees are incurred based on the actual costs incurred by Shanghai Jiao Tong University.

Prepaid fees to Guangzhou Zhonghong Hean represent the fees that the Company prepaid to Guangzhou Zhonghong Hean for consulting and agency services have yet to be provided. The prepaid fees will be charged into expenses when Guangzhou Zhonghong Hean provided the consulting and agency services to the Company.

Prepaid fees to Jishi Holdings represent the fees that the Company prepaid to Jishi Holdings for services have yet to be provided. The prepaid fees will be charged into costs of services when such fees are incurred based on the actual costs incurred by Jishi Holdings.

Prepaid fees to ESHY Edu represent the fees that the Company prepaid to ESHY Edu for services have yet to be provided. The prepaid fees will be charged into costs of services when such fees are incurred based on the actual costs incurred by ESHY Edu.

Prepaid fees to IvyPlan Education Consulting represent the fees that the Company prepaid to IvyPlan Education Consulting for services have yet to be provided. The prepaid fees will be charged into costs of services when such fees are incurred based on the actual costs incurred by IvyPlan Education Consulting.

Other prepaid for event consist of the following:

	March 31, 2026	September 30, 2025
	US$	US$
Prepaid for soccer games	7,200,023	7,500,023

The prepaid for soccer games represents a service fee prepaid to Argentine Football Association (the “AFA”), On November 23, 2023, the Company’s subsidiary, SouthGilmore, entered into an agreement (the “Agreement”) with AFA, pursuant to which the parties agreed that hold certain international friendly matches between the Argentine men’s national soccer team and similar opponents in China or Asia. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was prepaid by the Company in November 2023 in connection with the execution of the Agreement. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games. The friendly matches have not been held yet due to the delays in finding the proper components and the proper venues. In April 2024, the AFA confirmed to SouthGilmore that it was rescheduling the previously scheduled matches. In January 2026, AFA proposed to organize these two matches in the September 2026 window and SouthGilmore is in consideration of agreeing on this proposal.

In February 2026, SouthGilmore entered into a Brokerage & Sales Mandate Agreement (the “Brokerage Agreement”) with a broker, pursuant to which the parties agreed that the minimum net proceeds from the sale of the two matches would be $14.4 million. As the estimated minimum net proceeds of $14.4 million are $0.6 million lower than the agreed amount of $15.0 million. As of March 31, 2026, the Company recognized a $0.3 million impairment loss for the prepaid and $0.3 million for unavoidable future obligation regarding the football games.

4. Property and Equipment, net

Property and equipment, net consist of the following:

	March 31 2026	September 30, 2025
	US$	US$
Machinery & equipment	2,010,033	2,009,888
Vehicles	153,996	153,996
Furniture and fixtures	184,487	167,658
Software	870,728	870,728
Leasehold improvement	301,034	301,034
Total	3,520,278	3,503,304
Less: Accumulated depreciation	$(3,162,368)	$(3,069,627)
Property and equipment, net	357,910	433,677

Depreciation expenses were recorded in general and administrative expenses. The Company recorded depreciation expenses of US$92,741 and US$91,511 for the six months ended March 31, 2026 and 2025, respectively.

5. Intangible assets, net

Intangible assets, net consist of the following:

	March 31, 2026	September 30, 2025
	US$	US$
University relationship	377,587	377,587
Education license/certificate	28,240	28,240
In-process course curriculum	26,067	26,067
Accreditations and licensing*	2,202,793	2,202,793
Accredited curriculum	1,670,461	1,670,461
Articulation agreement	53,793	53,793
Brand related assets*	552,580	552,580
Total	4,911,521	4,911,521
Less: Accumulated depreciation	(781,310)	(668,098)
Intangible assets, net	4,130,211	4,243,423

*	(Indefinite-lived assets, not subject to amortization)

Depreciation expenses were recorded in general and administrative expenses. The Company recorded depreciation expenses of US$113,212 and US$110,124 for the six months ended March 31, 2026 and 2025, respectively.

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	March 31, 2026	September 30, 2025
	US$	US$
Accounts payable	1,463,727	1,102,241
Student refundable deposits	128,121	122,120
Accrued commission expenses	568,887	650,760
Accrued liability for the football games	300,000	-
Other funds received from natural persons	499,950	-
Other payables	53,443	77,040
Total	3,014,128	1,952,161

7. Deferred revenue

The movement of deferred revenue is as follows:

	March 31, 2026	September 30, 2025
	US$	US$
Opening balance	6,042,639	5,332,194
Additional deferred revenue accrual	1,036,894	5,991,194
Revenue release from deferred revenue	(4,821,660)	(5,280,749)
Ending Balance	2,257,873	6,042,639

For the six months ended March 31, 2026, $4,821,660 (2025: $5,280,749) revenue recognized in the current period was from prior period’s ending deferred revenue balance.

8. Loan payable

Loan payable of US$409,956 represented a loan advanced from a third-party. The loan bears an annual interest of 2%. The loan matured on November 15, 2024 and it has been extended to November 15, 2026.

During the six months ended March 31, 2026, the Company repaid US$350,000 of the outstanding principal balance. As a result, the outstanding balance of the loan was US$59,956 as of March 31, 2026.

9. Capital Stock

Common shares

During the year ended September 30, 2025, the Company completed a unit offering private placement and issued 281,250 ordinary shares and warrants to purchase 843,750 ordinary shares at a combined purchase price of $6.40 per share and accompanying warrants for gross proceeds of $1.8 million. The warrants are immediately exercisable at an exercise price of $7.68 per share, and expire one year after the issuance date.

During the year ended September 30, 2025, the Company completed a private placement and issued 316,780 ordinary shares at a purchase price of $11.68 per share for gross proceeds of $3.7 million.

During the year ended September 30, 2025, the Company issued 44,687 common shares to its directors, executives and employees and other third party for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $524,280 related to the vested common shares was recognized in the year ended September 30, 2025.

During the six months ended March 31, 2026, the Company issued 34,375 common shares to its directors, executives and employees for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $246,400 related to the vested common shares was recognized in the six months ended March 31, 2026.

On February 17, 2026, the Company completed a reverse stock split at a ratio of 1-for-16. The authorized number of Ordinary Shares reduced from 970,000,000 shares to 60,625,000 shares, the authorized but unissued number of Preferred Shares reduced from 10,000,000 shares to 625,000 shares. The par value per share of Ordinary Shares and Preferred Shares increased from US$0.0016 to US$0.0256 per share.

Warrants

A continuity schedule of outstanding warrants at September 30, 2025 and March 31, 2026, and the changes during the periods, is as follows:

	Number of Warrants	Weighted Average Exercise Price
		US$
Balance, September 30, 2024	122,668	102.08
Granted	859,589	7.75
Exercised	-	-
Balance, September 30, 2025	982,257	19.53
Forfeited	(97,668)	120
Balance, March 31, 2026	884,589	8.44

A summary of warrants outstanding and exercisable at September 30, 2025:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
March 29, 2021	97,668	120	0.49
January 8, 2024	25,000	32	3.27
May 27, 2025	843,750	7.68	0.65
August 26, 2025	15,839	11.68	4.9

A summary of warrants outstanding and exercisable at March 31, 2026:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
January 8, 2024	25,000	32.00	2.77
May 27, 2025	843,750	7.68	0.15
August 26, 2025	15,839	11.68	4.40

Stock options

At March 31, 2026, the Company had one stock option plan, the 2019 Equity Incentive Plan (the “2019 Plan”).

During the six months ended March 31, 2026, the Company granted 160,938 stock options grant. During the year ended September 30, 2025, the Company granted 64,375 stock options, vesting in one-year or a three-year period, to certain officers and directors of the Company.

A continuity schedule of outstanding stock options at September 30, 2025 and March 31, 2026, and the changes during the periods, is as follows:

	Number of Stock Options	Weighted Average Exercise Price
		US$
Balance, September 30, 2024	92,813	31.14
Granted	64,375	8.59
Balance, September 30, 2025	157,188	21.91
Granted	160,938	7.17
Balance, March 31, 2026	318,125	14.45

A continuity schedule of outstanding unvested stock options at September 30, 2025 and March 31, 2026, and the changes during the periods, is as follows:

	Number of Unvested Stock Options	Weighted Average Grant Date Fair Value
		US$
Balance, September 30, 2024	17,344	17.60
Granted	64,375	7.68
Vested	(72,578)	10.88
Forfeited	-	-
Balance, September 30, 2025	9,141	9.70
Granted	160,938	7.17
Vested	(153,438)	7.24
Forfeited	-	-
Balance, March 31, 2026	16,641	7.92

At September 30, 2025, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. At September 30, 2025, the unrecognized compensation cost related to unvested stock options was $78,260 expected to be recognized over 0.25 to 3 years.

At March 31, 2026, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. At March 31, 2026, the unrecognized compensation cost related to unvested stock options was $118,151 expected to be recognized over 0.25 to 2.4 years.

A summary of stock options outstanding and exercisable at September 30, 2025:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	22,813	65.60	6.08
December 30, 2022	5,625	35.36	7.25
October 19, 2023	63,359	18.56	8.08
August 6, 2025	56,250	8.59	9.83

A summary of stock options outstanding and exercisable at March 31, 2026:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	22,813	65.60	5.58
December 30, 2022	5,625	35.36	6.75
October 19, 2023	63,828	18.56	7.58
August 6, 2025	60,000	8.59	9.33
October 14, 2025	149,219	7.17	9.54

Share-based awards

(a)	During the year ended September 30, 2024, the Company granted 9,375 share-based awards with a fair value of $13.44 per share, determined using the share price at the date of grant of July 10, 2024, to a consultant of the Company. These share-based awards vest according to the percentage of the consulting services rendered to the Company. As of September 30, 2024, 4,688 shares have already been issued to the consultant.

(b)	During the year ended September 30, 2025, the Company granted an aggregate of 27,500 share-based awards with a fair value of $8.64 per share, determined using the share price at the date of grant of August 6, 2025, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2025, all of the 27,500 shares have already been issued to these officers.

(c)	During the year ended September 30, 2025, the Company granted an aggregate of 12,500 performance-based share (the “Performance Shares”) to Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The Performance Shares are subject to a one-year vesting provision whereby the total Performance Shares become exercisable at the end of September 30, 2024 if the Company’s sales increase achieved a targeted percentage determined by the Company. Since the Company has met the sales increase target for the year ended September 30, 2024, the share-based compensation expense in relation to the Performance Shares have been recognized during the year ended September 30, 2025.

(d)	During the year ended September 30, 2025, the remaining 4,688 shares from note (a) above were issued to the consultant.

(e)	During the six months ended March 31, 2026, the Company granted an aggregate of 68,750 share-based awards with a fair value of $7.17 per share, determined using the share price at the date of grant of October 14, 2025, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the six months ended March 31, 2026, 34,375 shares have been issued to these officers.

10. Loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	March 31, 2026	March 31, 2025
	US$	US$
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(2,830,131)	(231,942)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	1,470,812	827,060

Loss per share attributable to ordinary shareholders —basic and diluted	(1.92)	(0.28)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the six months ended March 31, 2026 and 2025, because their effect is anti-dilutive:

	March 31, 2026	March 31, 2025
	US$	US$
Share issuable under share options	301,485	91,328
Share issuable under warrants	884,589	122,668
Ending balance	1,186,074	213,996

11. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO

Due to related party balance

The related party balances of $140,000 as of March 31, 2026 and September 30, 2025 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

12. Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Six Months Ended	For The Six Months Ended
	March 31, 2026	March 31, 2025
Revenues –QHI	$642,828	$1,550,559
Revenues –DC	962,919	24,304
Revenues –DU	4,665,204	3,792,542
Costs of services –QHI	90,041	325,439
Costs of services –DC	455,705	35,599
Costs of services –DU	2,093,141	1,590,197
Gross profit	3,632,064	3,416,170
Gross profit margin %	58%	64%

13. General and administrative expenses

General and administrative expenses consist primarily of the following expenses:

	For the Six Month Ended March 31, 2026	For the Six Months Ended March 31, 2025
Bank charges	$11,525	$7,885
Depreciation expenses	153,596	200,569
Insurance	5,180	58,835
Office expenses	356,030	517,659
Professional	1,782,273	557,756
Rental expenses	421,983	616,730
Repairs and maintenance	5,336	27,750
Salary and benefits	837,310	764,209
Management service fee	58,487	1,200,000
Stock-based compensation	1,259,037	382,815
Sundry	153,183	74,318
Tax and licenses	29,792	72,470
Vehicle expenses	9,659	28,897
Total	5,083,391	4,509,893

14. Other income

Other income consists primarily of the following:

	For the Six Month Ended March 31, 2026	For the Six Months Ended March 31, 2025
	US$	US$
Gain from settlement of student-deposit refunds with Renda*	-	1,200,000
Loss for football game	(600,000)	-
Gain from disposal of fixed assets	-	665,389
Others	(609)	28,124
Total	(600,609)	1,893,513

*	On March 1, 2025, the Company entered into an agreement with Renda whereby Renda assumed full responsibility for $1.2 million of student deposit refunds related to Miami University of Ohio (Regional Campuses), which were previously recorded in the Company’s accounts payable. Under this agreement, Renda will process and fulfill all refund requests directly, relieving the Company of this financial obligation.

15. Segment Reporting

The Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making decisions, allocating resources and assessing performance. The chief operating decision maker uses revenue to assess segment profitability and allocate resources effectively. There are inter-segment revenue transactions including marketing service and management service. Reconciliation of total segment revenues to consolidated revenues excludes inter-segment revenue. The accounting policies of the segments are the same as those used by the Company.

During the six months ended March 31, 2026 and 2025, the Company operated in three primary reportable segments, representing its operating subsidiaries QHI, DC, and DU. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, Skyward, Gilmore and SouthGilmore..

A summary of segment information for the six months ended March 31, 2026:

	- QHI -	- DC -	-DU-	Other	Total
	US$	US$	US$	US$	US$
Revenue	642,828	962,919	4,665,204	-	6,270,951
Cost of services	90,041	455,705	2,093,141	-	2,638,887
Selling expenses and general administrative	1,478,909	668,206	2,309,070	159,776	4,615,961
Segmented loss /(income)	926,122	160,992	(262,993)	159,776	983,897
Depreciation expense					205,953
Stock-based compensation expense					1,259,037
Other expenses/(income)					606,857
Interest income					(6,248)
Loss before income taxes					3,049,496
Income taxes expense					111,582
Net loss					3,161,078

A summary of segment information for the six months ended March 31, 2025:

	- QHI -	- DC -	-DU-	Other	Total
	US$	US$	US$	US$	US$
Revenue	1,550,559	24,304	3,792,542	-	5,367,405
Cost of services	325,438	35,600	1,590,197	-	1,951,235
Selling expenses and general administrative	2,618,426	241,497	1,533,770	353,587	4,747,280
Segmented loss/(income)	1,393,305	252,793	(668,575)	353,587	1,331,110
Depreciation expense					201,635
Stock-based compensation expense					430,356
Other income					(1,890,840)
Interest income					(2,673)
Loss before income taxes					69,588
Income taxes expense					86,571
Net loss					156,159

As at March 31, 2026, total assets located in the U.S. and Canada were $7,733,480 or 84%, and $1,495,050 or 16% of the Company’s total assets.

As at September 30, 2025, long-term assets located in the U.S. and Canada were $8,212,099 or 87%, and $1,259,527 or 13% of the Company’s total long-term assets.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to March 31, 2026, through the date the condensed consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the condensed consolidated financial statements or disclosure in the notes to the condensed consolidated financial statements except the following:

1) On May 6, 2026, the Company consummated pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) an offering with certain accredited investors for the sale by the Company of (i) 150,000 ordinary shares of the Company, par value $0.0256 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to an aggregate of 600,000 Ordinary Shares (the “Warrants”), in a private placement offering. The combined purchase price of one Ordinary Share and accompanying Warrants was $4.00. Subject to certain ownership limitations, the Warrants are exercisable upon issuance. Each Warrant is exercisable into one Ordinary Share at a price per share of $4.80 (as adjusted from time to time in accordance with the terms thereof) and will expire on the first anniversary of the date of issuance. The private placement offering generated gross cash proceeds of $0.6 million